UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

BG MEDICINE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08861T107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08861T107	Schedule 13G	Page 2 of	13	Pages

1.	Names of Reporting Persons Gilde Europe Food & Agribusiness Fund B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,167,621
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,167,621
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 08861T107	Schedule 13G	Page 3 of	13	Pages

1.	Names of Reporting Persons Gilde Agribusiness Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,167,621
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,167,621
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 08861T107	Schedule 13G	Page 4 of	13	Pages

1.	Names of Reporting Persons Gilde Healthcare Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,167,621
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,167,621
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 08861T107	Schedule 13G	Page 5 of	13	Pages

1.	Names of Reporting Persons Gilde Europe Food & Agribusiness Partners II C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,167,621
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,167,621
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 08861T107	Schedule 13G	Page 6 of	13	Pages

Item 1.

(a)	Name of Issuer:

BG Medicine, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

610 Lincoln Street North

Waltham, Massachusetts 02451

Item 2.

(a)	Name of Person Filing:

Gilde Europe Food & Agribusiness Fund B.V.

Gilde Agribusiness Management B.V.

Gilde Healthcare Holding B.V.

Gilde Europe Food & Agribusiness Partners II C.V.

Gilde Europe Food & Agribusiness Fund B.V., Gilde Agribusiness Management B.V., Gilde Healthcare Holding B.V., and Gilde Europe Food & Agribusiness Partners II C.V. are referred to herein collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of the Reporting Persons is:

c/o Gilde Healthcare Partners

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(c)	Citizenship:

Each of the Reporting Persons is organized in the Netherlands.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

08861T107

CUSIP No. 08861T107	Schedule 13G	Page 7 of	13	Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Reporting Person	Shares
Gilde Europe Food & Agribusiness Fund B.V.	2,167,621
Gilde Agribusiness Management B.V.	2,167,621
Gilde Healthcare Holding B.V.	2,167,621
Gilde Europe Food & Agribusiness Partners II C.V.	2,167,621

Gilde Europe Food & Agribusiness Fund B.V. directly owns 1,835,432 shares of common stock of the issuer and warrants to purchase 332,189 shares of common stock of the issuer, all of which are currently exercisable. The manager of Gilde Europe Food & Agribusiness Fund B.V. is Gilde Agribusiness Management B.V., which is owned by Gilde Healthcare Holding B.V. Gilde Europe Food & Agribusiness Partners II C.V. and Gilde Agribusiness Management B.V. respectively have a 15% and 5% carried interest in Gilde Europe Food & Agribusiness Fund B.V.

CUSIP No. 08861T107	Schedule 13G	Page 8 of	13	Pages

The filing of Schedule 13G on behalf of the Reporting Persons does not constitute an admission that such Reporting Person is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which he would not otherwise be deemed to be beneficial owner.

(b)	Percent of class:

Reporting Person	Percent
Gilde Europe Food & Agribusiness Fund B.V.	10.9%
Gilde Agribusiness Management B.V.	10.9%
Gilde Healthcare Holding B.V.	10.9%
Gilde Europe Food & Agribusiness Partners II C.V.	10.9%

The foregoing percentages are calculated based on 19,474,295 shares outstanding as of October 31, 2011 as set forth in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote with respect to each Reporting Person -0-

(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
Gilde Europe Food & Agribusiness Fund B.V.	2,167,621
Gilde Agribusiness Management B.V.	2,167,621
Gilde Healthcare Holding B.V.	2,167,621
Gilde Europe Food & Agribusiness Partners II C.V.	2,167,621

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person -0-

(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 08861T107	Schedule 13G	Page 9 of	13	Pages

Reporting Person	Shares
Gilde Europe Food & Agribusiness Fund B.V.	2,167,621
Gilde Agribusiness Management B.V.	2,167,621
Gilde Healthcare Holding B.V.	2,167,621
Gilde Europe Food & Agribusiness Partners II C.V.	2,167,621

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 08861T107	Schedule 13G	Page 10 of	13	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

GILDE EUROPE FOOD & AGRIBUSINESS FUND B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE AGRIBUSINESS MANAGEMENT B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE HEALTHCARE HOLDING B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE EUROPE FOOD & AGRIBUSINESS PARTNERS II C.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

CUSIP No. 08861T107	Schedule 13G	Page 11 of	13	Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2	List of Members of Group

CUSIP No. 08861T107	Schedule 13G	Page 12 of	13	Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2012

GILDE EUROPE FOOD & AGRIBUSINESS FUND B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE AGRIBUSINESS MANAGEMENT B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE HEALTHCARE HOLDING B.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

GILDE EUROPE FOOD & AGRIBUSINESS PARTNERS II C.V.

By:	/s/ Pieter van der Meer
Pieter van der Meer
Partner

CUSIP No. 08861T107	Schedule 13G	Page 13 of	13	Pages

Exhibit 2

LIST OF MEMBERS OF GROUP

Gilde Europe Food & Agribusiness Fund B.V.

Gilde Agribusiness Management B.V.

Gilde Healthcare Holding B.V.

Gilde Europe Food & Agribusiness Partners II C.V.